COUNTERPATH CORPORATION
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia  V7X 1M3
Telephone:  604.320.3344

October 25, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:        Matthew Crispino, Staff Attorney

Dear Sirs:

Re:          CounterPath Corporation (the “Company”)
Registration Statement on  Form S-1
File Number:  333-176731

In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 10:00 a.m. (EDT) Wednesday, October 26, 2011 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

                                           Yours truly,

                   CounterPath Corporation

                   /s/ David Karp
                   Per:           David Karp
                   Chief Financial Officer